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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

4.85% Notes due February 1, 2024	$25,000,000.00	$3,220.00

(1)
Calculated pursuant to Rule 457(r) under the Securities Act of 1933, as amended.

 Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-184382
January 16, 2014

Pricing Supplement No. 1
To the Program Supplement dated January 13, 2014,
Prospectus Supplement dated January 13, 2014 and
Prospectus dated October 11, 2012

$25,000,000

4.85% Notes due February 1, 2024
eNotes™*
 Internet Auction Program
Medium-Term Notes

Issuer:	Air Lease Corporation
Securities Offered:	Senior unsecured medium term notes (the "Notes")
CUSIP:	00913BAA9
Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.
Series; Additional Notes:
The Notes are part of a series of "eNotes" that we will issue under the Indenture. We may re-open any series of Notes, and issue additional Notes of this series under the Indenture from time to time in the future. Notwithstanding the principal amount of Notes set forth above, we reserve the right to sell additional Notes, concurrently with the issuance of the Notes pursuant to the auction and additional Notes outside of the auction, as part of the same series and having the same terms and public offering price of the Notes sold hereby.

(additional terms of the Notes continued on the next page)

        An investment in the Notes involves risks. Before making an investment decision, see the "Risk Factors" section beginning on page PS-9 of the accompanying program supplement for risks relating to the Notes and the auction process, as well as the risk factors and other information included or incorporated by reference in the program supplement, the accompanying prospectus supplement and the prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price, market value or liquidity of our Notes could decline due to any of these risks, and you may not be able to sell your Notes without incurring a loss.

	Per Note	Total
Public offering price	100.00%	$25,000,000
Underwriting discount	1.50%	$375,000
Proceeds, before expenses, to us	98.50%	$24,625,000

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Macquarie Capital	Goldman, Sachs & Co.
Program Arranger and Joint Book-Running Manager	Joint Book-Running Manager

* eNotes is a trademark of Zions Direct, Inc.

Interest Rate:	4.85%
Public Offering Price:	100.00%
Interest Payment Dates; Record Dates:	Interest will be paid semiannually on February 1 and August 1, beginning on August 1, 2014, to holders of record as of the preceding January 15 and July 15, respectively.
Day Count:	30/360
Maturity Date:	February 1, 2024
Optional Redemption:
At any time prior to February 1, 2017, we may, on one or more occasions, redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date.

On or after February 1, 2017, the Notes may be redeemed in whole, but not in part, at the Issuer's option, on such date or on any interest payment date thereafter at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date.
The Issuer will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

"Applicable Premium" means, with respect to a Note on any date of redemption, the excess, if any, of (x) the present value as of such date of redemption of (i) 100% of the principal amount of such Note plus (ii) all required interest payments due on such Note through February 1, 2017 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 30 basis points, over (y) the then outstanding principal amount of such Note.

"Treasury Rate" means, as of any date of redemption of Notes, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to February 1, 2017; provided, however, that if the period from the redemption date to February 1, 2017 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 1, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
Auction Service Provider:	Zions Direct, Inc. ("Zions Direct")
Auction Service Provider Fee:	$10,000.00
Program Arranger:	Macquarie Capital
Joint Book-Running Managers:	Macquarie Capital
Goldman, Sachs & Co.
Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes.
Listing:	The Notes will not be listed on any national securities exchange.
Sinking Fund:	None
Book-Entry System:
The Notes will be issued only in fully registered form without interest coupons. The Notes will be evidenced by a global note deposited with the Authenticating and Paying Agent, as custodian for DTC, and registered in the name of DTC or a nominee of DTC. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by The Depository Trust Company, or DTC, and its participants.
Trustee:	Deutsche Bank Trust Company Americas
Authenticating and Paying Agent:	Zions First National Bank Corporate Trust Department
Trade Date:	January 16, 2014
Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on January 22, 2014, which is the third business day after the end date of the Auction.

Additional Terms Specific to the Notes:	You should read this pricing supplement together with the program supplement dated January 13, 2014, the prospectus supplement dated January 13, 2014 and the prospectus dated October 11, 2012, relating to our Medium-Term Notes of which these Notes are a part. This pricing supplement supplements the program supplement, prospectus supplement and prospectus regarding the terms of the Notes. To the extent this pricing supplement differs from or is inconsistent with the terms of the Notes contained in the program supplement, prospectus supplement and prospectus, this pricing supplement governs.
You may access the documents referred to above on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Program supplement dated January 13, 2014, prospectus supplement dated January 13, 2014 and prospectus dated October 11, 2012:
http://www.sec.gov/Archives/edgar/data/1487712/000104746914000139/a2217931z424b5.htm
Our Central Index Key, or CIK, on the SEC website is 0001487712. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Air Lease Corporation.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials.
Supplemental Plan of Distribution:
Under the terms and subject to the conditions contained in an underwriting agreement dated January 16, 2014, as supplemented by the terms agreement dated January 16, 2014, we have agreed to sell the Notes to the underwriters.
The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased.

The underwriters propose to offer the Notes at the offering price set forth on the cover page of this pricing supplement and may receive underwriting discounts and commissions of up to 1.50% of the principal amount of the Notes and may re-allow a discount of up to 1.00% of the principal amount of such Notes on sales of such Notes by other brokers or dealers.
For further information, please refer to "Supplemental Plan of Distribution" in the accompanying program supplement.
Expenses:	We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $325,000.

        You should rely only on the information contained in or incorporated by reference in this pricing supplement, the accompanying program supplement, prospectus supplement and prospectus, and in any free writing prospectus prepared by us or on our behalf. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement and the accompanying program supplement, prospectus supplement and prospectus. Other than information filed by us with the SEC as free writing prospectuses or pricing supplements, information included or referred to on, or otherwise accessible through, the auction website is not intended to form a part of or be incorporated by reference into this pricing supplement or the accompanying program supplement, prospectus supplement and prospectus or any free writing prospectus. No other information contained on the auction website or in hyperlinks therein should be relied upon in making an investment in the Notes offered hereby. We are not making any offer to sell these Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement, the accompanying program supplement, prospectus supplement and prospectus or in any free writing prospectus prepared by us or on our behalf is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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  Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-184382 January 16, 2014